

July 30, 2025

Via electronic mail (luiggi@miventure.com)

Luiggi Pera
Miventure, Inc.
2051 Dyan Way
Maitland, FL 32751 USA

Re: Decision Regarding Funding Portal Continuing Membership Application of
         Miventure, Inc.
         FPRD Number: 308661; Application No: 20250847863

Dear Mr. Pera:

Pursuant to Funding Portal Rule 110, FINRA's Member Supervision Department ("FINRA") grants the continuing membership application of Miventure, Inc. ("Firm"), which seeks approval for a change in ownership. Specifically, the Firm's parent company, Silicon Prairie Holdings, LLC, is seeking approval to transfer its assets to SyndicatePath LLC ("SyndicatePath").[1] SyndicatePath is 100% owned by Advantaged Ventures LLC which is 100% owned by Adam Pressman. As a result of the acquisition, Mr. Pressman would become Miventure's sole supervisor and manager, in addition to its Chief Executive Office and Chief Compliance Officer.

Based upon the facts and representations in the application, Staff understands that there will be no changes to the Firm's business operations, or business activities. Accordingly, there will be no amendments to the Firm's current Membership Agreement, and this letter will serve as final notification of FINRA's decision concerning this filing.

As a reminder, FINRA rules require each member to provide contact information to FINRA via the FINRA Contact System ("FCS"). As noted in FINRA Funding Portal Rule 300(d)(2), the Firm must promptly update the required contact information to FINRA no later than 30 days following the change in such information. You may access the FCS at http://www.finra.org/fcs. Please notify the Firm's assigned Risk Monitoring Analyst (Geary Seeley at geary.seeley@finra.org), once the contact information has been updated.

As noted in Regulation Crowdfunding Rule 404(d), the Firm must file with FINRA a written undertaking from any third party that will be storing books and records on its behalf. Please send such undertaking to the Firm's Risk Monitoring Analyst.

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[1] Pursuant to the Asset Purchase Agreement between SyndicatePath and Silicon Prairie Holdings, LLC, SyndicatePath proposes to purchase the Firm, in addition to its website, URL, licenses, contracts, and manuals.

Additionally, if the Firm plans to modify its website, Staff recommends pre-filing the proposed changes with FINRA's Advertising Department using the AREF system available through FINRA's Firm Gateway.

Lastly, as discussed with the FP, as noted in SEA Rule 17f-2, the Firm will be required to submit fingerprints for Mr. Pressman as he will become the new officer the Firm.

It should be noted that, in issuing this decision, FINRA has relied upon the information and documentation submitted as part of the application process and deems the latest versions of all documentation submitted in support of the Firm's application as final submissions. FINRA has relied upon such information and documents to be a complete and accurate representation of the activities and procedures to be conducted by the Firm, notwithstanding any indication, implied or otherwise, that such documents were submitted as drafts.

Please be advised that this letter pertains only to the specific review conducted by Member Supervision during this membership application. It does not address, limit, or in any way impact any other matter, or any findings made in connection with any such matter, being reviewed by any federal or state regulatory agency or any other FINRA department, including, but not limited to, Member Supervision, Market Regulation, or Enforcement.

No member firm communication may suggest that FINRA's approval of a new membership application, continuing membership application, or assessment of a materiality consultation, constitutes or implies that FINRA approves of or endorses any security or product offered by the member.

Please note that the FP continues to be subject to examination by FINRA for compliance with requirements under the federal securities laws and rules and FINRA's Funding Portal Rules, including the adequacy of the Firm's supervisory system.

Any questions regarding this letter may be directed to Tara Gilead-Johnson, Regulatory Principal at tara.gilead-johnson@finra.org.

Sincerely,

s/Stephanie N. Volkell

Stephanie N. Volkell
Application Manager
Membership Application Program

cc: Yanira Baez, Senior Director, Membership Application Program, FINRA
        Laura Trotz, Senior Director, Risk Monitoring FINRA
        James Murphy, Risk Monitoring Director, FINRA
        Tara Gilead Johnson, Regulatory Principal, Membership Application Program, FINRA
        Geary Seeley, Risk Monitoring Analyst, FINRA